                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*

                        FlashNet Communications, Inc.
           --------------------------------------------------------
                               (NAME OF ISSUER)

                         Common Stock, no par value
           --------------------------------------------------------
                       (TITLE OF CLASS OF SECURITIES)

                                 338527 10 4
           --------------------------------------------------------
                                (CUSIP NUMBER)

                 M. Scott Leslie, 3001 Meacham Blvd., Suite 100,
                    Fort Worth, Texas 76137 (817) 759-4851
           --------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                    TO RECEIVE NOTICES AND COMMUNICATIONS)

                              September 14, 1999
           --------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
---------------------                                      --------------------
CUSIP No. 338527 10 4                                         Page 1 of 4 Pages
---------------------                                      --------------------

-------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                ISP Investors, L.P., Kleinheinz Capital Partners, Inc.
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                        (b) / /
-------------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
                Not applicable - see Item 3.
-------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or (E)                                                   / /
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
                Texas
-------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
                              16,664
                 --------------------------------------------------------------
                  8     SHARED VOTING POWER
                              0
                 --------------------------------------------------------------
    NUMBER OF     9     SOLE DISPOSITIVE POWER
     SHARES                   16,664
  BENEFICIALLY   --------------------------------------------------------------
    OWNED BY      10    SHARED DISPOSITIVE POWER
      EACH                    0
REPORTING PERSON --------------------------------------------------------------
      WITH        11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                        PERSON
                              16,664
-------------------------------------------------------------------------------
                  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES*                                     / /
-------------------------------------------------------------------------------
                  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              0.1%
-------------------------------------------------------------------------------
                  14    TYPE OF REPORTING PERSON*
                              PN, CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

        This Schedule 13D relates to the common stock, no par value ("Common Stock"), of FlashNet Communications, Inc. ("FlashNet"). The address of the principal executive offices of FlashNet is:

                3001 Meacham Blvd. Suite 100
                   Fort Worth, Texas 76137

ITEM 2. IDENTITY AND BACKGROUND.

        (a) NAME:

            ISP Investors, L.P. and Kleinheinz Capital Partners, Inc., its general partner.

        (b) BUSINESS ADDRESS:

            The principal executive offices for ISP Investors, L.P. and Kleinheinz Capital Partners, Inc. is 201 Main Street, Suite 2001, Fort Worth, Texas 76102

        (c) BUSINESS PURPOSE:

            ISP Investors, L.P. was in the business of investing in securities and Kleinheinz Capital Partners, Inc. is in the business of investing in securities.

        (d) INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS:

            Neither ISP Investors, L.P. nor Kleinheinz Capital Partners, Inc. has been convicted in a criminal proceeding during the previous five years. Neither ISP Investors, L.P. nor Kleinheinz Capital Partners, Inc. has been a party in a civil or administrative proceeding involving an alleged violation of any state or federal securities laws during the previous five years.

        (e) STATE OF ORGANIZATION:

            ISP Investors, L.P. is a Texas limited partnership.
            Kleinheinz Capital Partners, Inc. is a Texas corporation.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The shares were distributed by ISP Investors, L.P. on September 14, 1999. The shares were distributed on such date to the partners of ISP Investors, L.P. in proportion to their partnership interest.

ITEM 4. PURPOSE OF TRANSACTION.

        On September 14, 1999, ISP Investors, L.P. distributed all shares of FlashNet common stock owned by it to its partners, including Kleinheinz Capital Partners, Inc. As part of the distribution, ISP Investors, L.P. distributed 16,664 shares to Kleinheinz Capital Partners, Inc.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        Kleinheinz Capital Partners, Inc. is the beneficial owner of 16,664 shares of FlashNet's Common Stock (or approximately 0.1% of its outstanding shares). Kleinheinz Capital Partners, Inc. has the sole power to vote and dispose of all these shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Except as described in the second paragraph of this Item 6, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other persons with respect to any securities of FlashNet, including, but not limited to transfer or voting of such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of property, division of profits or loss, or the giving or withholding of proxies.

        Kleinheinz Capital Partners, Inc. is controlled by John B.
        Kleinheinz, a director of FlashNet. On November 5, 1999, all of the executive officers and directors of FlashNet and their affiliates who own FlashNet common stock, including Kleinheinz Capital Partners, Inc., each entered into a separate stockholder agreement with Prodigy Communications Corporation relating to a proposed merger of a Prodigy subsidiary into FlashNet, with FlashNet continuing as the survivor and as a wholly-owned subsidiary of Prodigy. In each stockholder agreement, the FlashNet shareholders agreed to vote all of the FlashNet shares of common stock over which it exercises voting control in favor of the merger and against any competing proposal.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        The following document is filed as an exhibit:

        1. Stockholder Agreement, dated as of November 5, 1999, by and among Prodigy Communication Corporation and Kleinheinz Capital Partners, Inc.

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Date: December 23, 1999
                                            -----------------------------------

                                       ISP  INVESTORS, L.P.
                                       By:  KLEINHEINZ CAPITAL PARTNERS,
                                            INC., ITS GENERAL PARTNER

                                       By:  /s/ John B. Kleinheinz
                                            ------------------------------------
                                                John B. Kleinheinz
                                                President